AMG FUNDS II

AMENDED AND RESTATED

PLAN OF DISTRIBUTION ADOPTED PURSUANT TO

RULE 12B-1 FOR CLASS N SHARES

This Amended and Restated Plan of Distribution Adopted Pursuant to Rule 12b-1 for Class N Shares (the "Plan") was adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 for AMG Funds II, a Massachusetts business trust.

      WHEREAS, AMG Funds II, an unincorporated association of the type commonly known as a business trust organized under the laws of The Commonwealth of Massachusetts (the "Trust"), engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

      WHEREAS, the Trust has established several separate series of shares, each of which represents a separate portfolio of investments, and may establish additional series of shares (each series of the Trust shall be referred to herein as a "Fund"); and

      WHEREAS, the Trust is authorized to issue shares of each Fund in one or more classes and has established for each Fund one class of shares to which this Plan applies, designated as "Class N Shares" ( "Class N Shares" or the "Class"); and

      WHEREAS, the Trust may enter into one or more agreements with the principal underwriter of the Trust (the "Distributor") and/or one or more other underwriters, distributors, dealers, brokers, banks, trust companies and other financial intermediaries for the sale of the shares of the Class and/or the servicing or maintenance of accounts for the beneficial owners of the shares of the Class (each, an "Agreement"); and

      WHEREAS, the Trust desires to adopt this Plan with respect to the Class of the Funds listed on Schedule A hereto, as such schedule may be amended from time to time, and the Board of Trustees of the Trust (the "Trustees") as a whole, and the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or any Agreement, having determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan and such Agreements will benefit each Fund and its Class N Shares shareholders, have accordingly approved this Plan and the Agreements by votes cast in person at a meeting called for the purpose of voting on this Plan and the Agreements.

      NOW, THEREFORE, the Trust, with respect to the Class, hereby adopts this Plan in accordance with Rule 12b-1, on the following terms and conditions:

1.  Each Fund shall pay to the Distributor, as compensation for distributing the Class's shares of such Fund and for servicing shareholder accounts, a fee for the Class of such Fund computed at the annual rate set forth on Schedule A hereto, as such schedule may be amended from time to time, but in no event shall such fees exceed the applicable limits imposed by FINRA Rule 2341 or any successor rule. The fees shall be payable regardless of whether those fees exceed or are less than the actual expenses incurred by the Distributor with respect to the Class in a particular year. Such compensation shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees may determine.

2. (a) As principal underwriter of the Class's shares, the Distributor may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of such shares, including, but not limited to, compensation to employees of the Distributor; compensation to the Distributor and to brokers, dealers or other financial intermediaries that have a Selling Group Agreement in effect with the Distributor ("Authorized Dealers"); expenses of the Distributor and Authorized Dealers, including overhead, salaries, and telephone and other communication expenses; the printing of prospectuses, statements of additional information, and reports for other than existing shareholders; and the preparation, printing, and distribution of sales literature and advertising materials.

(b) The Distributor may spend such amounts as it deems appropriate on the servicing of shareholder accounts, including, but not limited to, maintaining account records for shareholders; answering inquiries relating to shareholders' accounts, the policies of the Funds and the performance of their investments; providing assistance and handling transmission of funds in connection with purchase, redemption and exchange orders for shares; providing assistance in connection with changing account setups and enrolling in various optional services; and producing and disseminating shareholder communications or servicing materials; and may pay compensation and expenses, including overhead, salaries, and telephone and other communications expenses, to Authorized Dealers and employees who provide such services.

3.  This Plan shall not take effect with respect to the Class of a Fund until the Plan, together with any related agreement(s), has been approved for the Class of such Fund by votes of a majority of both (a) the Trustees and (b) those Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to the Plan (the "Rule 12b-1 Trustees") cast in person at a meeting called for the purpose of voting on the Plan and such related agreement(s); and only if the Trustees who approve the Plan have reached the conclusion required by Rule 12b-1(e) with respect to the Class's shares.

4.  This Plan shall remain in effect for one year from the date above written and shall continue in effect with respect to the Class of a Fund thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.  The Distributor shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended by the Distributor under the Plan and the purposes for which such expenditures were made.

6.  This Plan may be terminated with respect to the Class of a Fund at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding "voting securit[ies]" (as defined in the 1940 Act) of the Class, voting separately from any other class of such Fund.

7.  This Plan may not be amended to increase materially the amount of compensation payable by the Class of a Fund under paragraph 1 hereof unless such amendment is approved by a vote of a majority of the outstanding "voting securit[ies]" (as defined in the 1940 Act) of the Class of such Fund, voting separately from any other class of the Fund. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 3 hereof.

8.  While this Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are themselves not such interested persons.

9.  The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of the Plan, any such agreement, or any such report, as the case may be, the first two years in an easily accessible place.

Amended and Restated as of: June 1, 2019

AMG FUNDS II

Amended and Restated

Plan of Distribution Adopted Pursuant to

Rule 12b-1 for Class N Shares

SCHEDULE A

Series	Class	Annual Fee

AMG Chicago Equity Partners Balanced Fund	Class N	0.25%
AMG GW&K Enhanced Core Bond ESG Fund	Class N	0.25%